UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 000-31815

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Translation of registrant’s name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Hydrogenics Corporation is filing this amendment on Form 6-K/A (“Amendment”) to its Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on December 31, 2018 (the “Original 6-K”), solely to furnish a revised version of Exhibit 99.3 to the Original 6-K to reflect a typographical error in the document. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

Exhibit List

Exhibit	Description

99.3	Technology and Business Development Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE
(Registrant)

Date: January 10, 2019	By	/s/ Marc Beisheim
	Name:	Marc Beisheim
	Title:	Chief Financial Officer